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                               September 13, 2022

       Grant Russell
       Chief Financial Officer
       Vuzix Corp
       25 Hendrix Road
       West Henrietta, New York 14586

                                                        Re: Vuzix Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 2, 2022
                                                            File No. 001-35955

       Dear Mr. Russell:

              We have reviewed your August 31, 2022 response to our comment letter and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 49

   1. We note your response to prior comment 2, stating that Net loss is the most comparable
                                                        GAAP measure for the
Net Loss less Non-Cash Operating Expenses    measure. Please
                                                        clarify whether you
characterize this measure as a liquidity measure or a performance measure. In this
regard, we note that you include disclosure of this measure in the
                                                        Liquidity section of
your MD&A. If you consider it to be a liquidity measure, the most comparable GAAP measure
should be a liquidity measure as well (e.g., cash flow from
                                                        operating activities).
If it is a performance measure, it should be clarified as such in your disclosure and you
should remove this measure from the Liquidity and Capital Resources section. Please clarify
and provide us with draft disclosure of your proposed revisions.
                                                        Refer to Item
10(e)(1)(i)(b) of Regulation S-K.
 Grant Russell
Vuzix Corp
September 13, 2022
Page 2
Consolidated Statements of Operations, page F-6

2. Your response to prior comment 3 appears to indicate that the cost of sales line item excludes depreciation and amortization. If you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations, regardless of your labeling of cost of sales to indicate such exclusion. Please revise your presentation accordingly in future filings.
Note 14. Long Term Incentive Plan, page F-24

3. We note your response to prior comment 5. However, the information provided in Note 14 related to the error correction made in the fourth quarter of 2021 does not adequately disclose the effect of the error on each quarter's income statement. Please revise to more prominently disclose each quarter's restated income statement line items by disclosing the amount presented in the 10-Q and the restated amount, ensuring the information is clearly marked as "restated." The information should be disclosed in the forepart of the notes to the financial statements to give more prominence. Also, we note that your Form 10-K does not contain the information which informs the investors of the
board   s conclusion
         that your previously issued financial statements should no longer be relied upon. Please file a Form 8-K to include all information required by Item 4.02 related to previously filed
         Form 10-Q that included the financial statements materially affected by the error.
       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



FirstName LastNameGrant Russell                                 Sincerely,
Comapany NameVuzix Corp
                                                                Division of
Corporation Finance
September 13, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName